PROSPECTUS SUPPLEMENT NO. 10
(to Prospectus dated September 29, 2021)

Volta Inc.
Up to 89,784,557 Shares of Class A Common Stock
Up to 24,529,111 Shares of Class A Common Stock Issuable Upon Exercise of Warrants
Up to 5,933,333 Warrants

This prospectus supplement supplements the prospectus dated September 29, 2021 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-259676). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 25, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.
The Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”) of up to (A) 116,019,569 shares of Class A Common Stock par value $0.0001 per share (“Class A Common Stock”), which consists of up to (i) 30,000,000 shares of Class A Common Stock issued in a private placement pursuant to subscription agreements entered into on February 7, 2021; (ii) 9,887,185 shares of Class A Common Stock that are issuable by us upon conversion of our Class B common stock, par value $0.0001 per share (the “Class B Common Stock”) held by certain of our officers and directors; (iii) 8,625,000 shares of Class A Common Stock (the “Founder Shares”) originally issued in a private placement to Tortoise Sponsor II LLC (the “Sponsor”) in connection with the IPO and subsequently distributed to the equityholders of the Sponsor; (iv) 5,933,333 shares of Class A Common Stock that are issuable by us upon the exercise of 5,933,333 warrants (the “Private Warrants”) originally issued in a private placement to TortoiseEcofin Borrower LLC in connection with the IPO (as defined in the Prospectus) of Tortoise Acquisition Corp. II at an exercise price of $11.50 per share of Class A Common Stock; (v) 8,621,715 shares of Class A Common Stock that are issuable by us upon the exercise of 8,621,715 warrants originally issued in connection with the IPO at an exercise price of $11.50 per share of Class A Common Stock that were previously registered (the “Public Warrants”); (vi) 9,974,063 shares of Class A Common Stock that are issuable by us upon the exercise of 9,974,063 Assumed Warrants (as defined in the Prospectus) held by certain of our officers, directors and greater than 5% stockholders and their affiliated entities; (vii) 42,978,273 shares of Class A Common Stock issued upon consummation of our business combination pursuant to the Business Combination Agreement (as defined in the Prospectus) and held by certain of our officers, directors and greater than 5% stockholders and their affiliated entities; and (B) up to 5,933,333 Private Warrants.
Our Common Stock and Public Warrants are listed on the New York Stock Exchange under the symbols “VLTA” and “VLTA WS,” respectively. On April 14, 2022, the closing price of our Common Stock was $2.79 and the closing price for our Public Warrants was $0.86.
This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.
We are an “emerging growth company” under applicable federal securities laws and will be subject to reduced public company reporting requirements.
See the section entitled “Risk Factors” beginning on page 14 of the Prospectus to read about factors you should consider before buying our securities.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is April 18, 2022.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 18, 2022

VOLTA INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39508	35-2728007
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

155 De Haro Street
San Francisco, CA 94103
(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (888) 264-2208

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Common Stock, par value of $0.0001 per share	VLTA	New York Stock Exchange
Warrants, each exercisable for one share of Class A Common Stock for $11.50 per share	VLTA WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02 Results of Operations and Financial Condition.
On April 15, 2022, Volta Inc. (the “Company”) issued a press release announcing its financial results for the fourth quarter and full-year ended December 31, 2021. The full text of the press release issued in connection with the announcement is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

The information set forth in this Item 2.02 (including Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits.

Exhibit Number	Description

99.1	Volta Inc. Press Release dated April 15, 2022
104	Cover Page Interactive Date File (embedded within the Inline XBRL document)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VOLTA INC.

By:	/s/ Francois P. Chadwick
Name: Francois P. Chadwick
Title: Chief Financial Officer
Date: April 15, 2022

Volta Inc. Reports Fourth Quarter and Year End 2021 Financial Results

–Fourth Quarter Revenue Increased 45% Year-Over-Year to $12.1 Million
–Annual Revenue Increased 66% Year-Over-Year to $32.3 Million
–44% Year-Over-Year Growth in Total Installed Stalls – 2,330 as of December 31, 2021

SAN FRANCISCO (April 15, 2022) – Volta Inc. (NYSE: VLTA, VLTA WS) (“Volta” or the “Company”), an industry-leading electric vehicle (“EV”) charging network powering vehicles and commerce, today announced financial results for its fourth quarter and full fiscal year ended December 31, 2021.

“2021 was a transformative year for both the company and the industry," said Francois Chadwick, CFO of Volta. "We continue to see significant growth in the market, and we are well-positioned to take advantage of this acceleration."

Recent Key Company Highlights in 2021 and 2022
Walgreens - Expanded partnership with 1,000 DC fast charging stalls at over 500 Walgreens throughout the U.S. This agreement furthers Volta’s DC fast charging expansion strategy and Walgreens’ support of initiatives that aim to lower emissions and make the planet healthier for communities everywhere.

European Expansion with New Signings - Signed partnership deals with the global sporting goods chain Decathlon, starting with installations in St. Gallen, Switzerland, and the movie theater company Cineplex Group in Germany. Volta also celebrated the installation of its first charging stations in France at the popular restaurant Key West near Annecy.

Partnership with Cinemark Theater - Expanded beyond the initially announced 100 domestic stations.

Fourth Quarter 2021 Financial Highlights

•Revenues increased 45% year-over-year to $12.1 million, compared to $8.4 million in the prior-year period.

Revenues by Category

	Three Months Ended December 31,
(in thousands)	2021	2020
Revenues
Behavior and Commerce (Media and Advertising)	$8,587	$3,832
Network Development	2,812	4,410
Charging Network Operations	676	--
Network Intelligence	63	133
Total Revenues	$12,139	$8,375
•Selling, general and administrative expenses excluding stock-based compensation and one-time expenses were $32.2 million, compared to $13.1 million, also excluding stock-based compensation and one-time expenses, in the prior-year period.
•Net loss was $121.1 million, compared to a loss of $31.5 million in the prior-year period.
•Adjusted EBITDA was $30.7 million loss, compared to $12.9 million loss in the prior-year period.
•Cash and marketable securities were $262.3 million as of December 31, 2021.
•Weighted average shares outstanding for the three months ended December 31, 2021, were 160.4 million.
Full Year 2021 Financial Highlights
•Revenues increased 66% year-over-year to $32.3 million, compared to $19.5 million in the prior-year.

Revenues by Category

	Year ended December 31,
(in thousands)	2021	2020
Revenues
Behavior and Commerce (Media and Advertising)	$ 25,961	$ 8,014
Network Development	5,224	10,598
Charging Network Operations	676	706
Network Intelligence	450	133
Total Revenues	$ 32,311	$ 19,451

•Net loss was $276.6 million, compared to a loss of $70.6 million in the prior-year period.
•Adjusted EBITDA was $83.8 million loss for the full year 2021, compared to $40.1 million loss in 2020.
For a reconciliation of Adjusted EBITDA and EBITDA, which are non-GAAP measures, to net loss, the most comparable GAAP measure, please see the table captioned “Non-GAAP Reconciliation” set forth at the end of this press release. These expectations do not consider, or give effect to, among other things, unforeseen events, including changes in global economic conditions.

Total Stalls Connected, including Site Partners
Total stalls connected as of December 31, 2021, was 2,330, representing a 44% year-over-year increase. A stall is attributed to a station based on the number of vehicles that can charge concurrently and there are certain configurations of Volta sites where one station is capable of charging more than one vehicle at a time. The Company added 193 stalls in the quarter and ended 2021 in 23 states.

Full Year 2022 Outlook
Based on current business conditions, business trends and other factors, for the full year ending December 31, 2022, the Company reiterates guidance of:

•Full year 2022 Revenue in the range of $70 million to $80 million
•Total incremental, connected stalls in the range of 1,700 to 2,000

In addition, the Company is now guiding to:

•Total incremental, connected sites to be in the range of 650 to 750 sites

First Quarter Outlook
Based on current business conditions, business trends and other factors, for the three months ended March 31, 2022, the Company reiterates guidance of:

•First quarter Revenue in the range of $8 million to $8.5 million

Webcast and Conference Call Information
Company management will host a webcast and conference call on April 18, 2022, at 8:30 a.m. Eastern Time, to discuss the Company’s financial results and business operations updates.

Interested investors and other parties can listen to a webcast of the live conference call and access the Company’s first quarter update presentation by logging onto the Investor Relations section of the Company’s website at https://investors.voltacharging.com/.

The conference call can be accessed live over the phone by dialing +1-877-423-9813 (domestic) or + 1-201-689-8573 (international). A telephonic replay will be available approximately two hours after the call by dialing +1-844-512-2921, or for international callers, +1-412-317-6671. The pin number for the replay is 13729279. The replay will be available until 11:59 p.m. Eastern Time on May 2, 2022.

About Volta Inc.
Volta Inc. (NYSE: VLTA) is an industry-leading electric vehicle (“EV”) charging network powering vehicles and commerce. Volta’s vision is to build EV charging networks that capitalize on and catalyze the shift from combustion-powered miles to electric miles by placing stations where consumers live, work, shop, and play. By leveraging a data-driven understanding of driver behavior to deliver EV charging solutions that fit seamlessly into people’s daily routines, Volta’s goal is to benefit consumers, brands, and real-estate locations while helping to build the infrastructure of the future. As part of Volta’s unique EV charging offering, its stations allow it to enhance its site hosts’ and strategic partners’ core commercial interests, creating a new means for them to benefit from the transformative shift to electric mobility. To learn more, visit www.voltacharging.com.

Non-GAAP Financial Information
This press release contains references to EBITDA and Adjusted EBITDA of Volta, which are adjusted from results based on generally accepted accounting principles in the United States (“GAAP”) and exclude certain expenses, gains, and losses. The Company defines and calculates EBITDA as net loss attributable to Volta before the impact of interest income or expense, provision for income taxes, depreciation, and amortization. The Company defines and calculates Adjusted EBITDA as EBITDA adjusted to exclude stock-based compensation expense and warrant valuation.
These non-GAAP financial measures are provided to enhance the user’s understanding of our prospects for the future and the historical performance for the context of the investor. The Company’s management team uses these non-GAAP financial measures in assessing performance, as well as in planning and forecasting future periods. These non-GAAP financial measures are not computed according to GAAP and the methods the Company uses to compute them may differ from the methods used by other companies. Non-GAAP financial measures are supplemental, should not be considered a substitute for financial information presented in accordance with GAAP and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP.
Refer to the attached financial supplement for a reconciliation of these non-GAAP financial measures to their most directly comparable GAAP measures for the twelve months ended December 31, 2021, and 2020.
Total Stalls Installed
Volta management considers “Total Stalls” as the total size of its installed charging network at the end of the period, including Volta-owned and network partner-owned charging stations operated by Volta. Volta’s management uses Total Stalls Installed for internal network planning and forecasting purposes, including evaluating the potential Behavior and Commerce revenue generating capacity of its charging network, which is generated through delivery of content by Volta’s partners across both Volta-owned and its network partner-owned charging stalls. In addition, Total Stalls Installed provides the basis for Volta’s assessment of its charging network operations as well. Volta believes that this performance measure provides meaningful, supplemental information regarding the Volta charging network that helps illustrate trends in its business and operating performance. Volta believes that this performance measure is helpful to its investors as it is used by management in assessing the growth of the Volta charging network.
Forward-Looking Statements
This press release includes forward-looking statements, which are subject to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “anticipates,” “feels,” “believes,” expects,” “estimates,” “projects,” “intends,” “should,” “is to be,” or the negative of such terms, or other comparable terminology and include, among other things, statements regarding Volta’s strategy and other future events that involve risks and uncertainties. Such forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, which could cause actual results to differ materially from the forward-looking statements contained herein due to many factors, including, but not limited to: intense competition faced by Volta in the EV charging market and in its content activities; the possibility that Volta is not able to build on and develop strong relationships with real estate and retail partners to build out its charging network and content partners to expand its content sales activities; market conditions, including seasonality, that may impact the demand for EVs and EV charging stations or content on Volta’s digital displays; risks, cost overruns and delays associated with construction and installation of Volta’s charging stations; risks associated with any future expansion by Volta into additional international markets; cost increases, delays or new or increased taxation or other restrictions on the availability or cost of electricity; rapid technological change in the EV industry may require Volta to continue to develop new products and product innovations, which it may not be able to do successfully or without significant cost; the impact of competing technologies that could reduce the demand for EVs; the risk that Volta’s shift to including a pay-for-use charging business model and the requirement of mobile check-ins adversely impacts Volta’s ability to retain driver interest, content partners and site hosts; the EV market may not continue to grow as expected; the risk that Volta may fail to effectively build scalable and robust processes to manage the growth of its business and to expand its geographic footprint; the ability to protect its intellectual property rights; and those factors discussed in Volta’s Annual Report on Form 10-K for the year ended December 31, 2021 under the heading “Risk Factors,” filed with the Securities and Exchange Commission (the “SEC”), as supplemented by other reports and documents Volta files from time to time with the SEC. Any forward-looking statements speak only as of the date on which they are made, and Volta undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this press release.

For Investor/Analyst:
Katherine Bailon, VP of Investor Relations
Katherine@voltacharging.com

For Media/Press:
Jette Speights, VP of Communications
Jette@voltacharging.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 18, 2022 (April 15, 2022)

VOLTA INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39508	35-2728007
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

155 De Haro Street
San Francisco, CA 94103
(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (888) 264-2208

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Common Stock, par value of $0.0001 per share	VLTA	New York Stock Exchange
Warrants, each exercisable for one share of Class A Common Stock for $11.50 per share	VLTA WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

On April 15, 2022, Volta Inc. issued a press release announcing the appointment of Brandt Hastings as interim CEO. A copy of the press release is furnished herewith as Exhibit 99.1 and incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits.

Exhibit Number	Description

99.1	Volta Inc. Press Release dated April 15, 2022
104	Cover Page Interactive Date File (embedded within the Inline XBRL document)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VOLTA INC.

By:	/s/ Francois P. Chadwick
Name: Francois P. Chadwick
Title: Chief Financial Officer
Date: April 18, 2022

Volta Inc. Appoints Brandt Hastings Interim CEO

San Francisco, CA (April 15, 2022) – Volta Inc. (NYSE: VLTA) (the "Company") announced today that its Board of Directors appointed Brandt Hastings, Chief Revenue Officer at Volta, as interim Chief Executive Officer, effective immediately. Brandt will also retain his title as Volta's CRO. This appointment follows Scott Mercer's decision to step down as Chairman and CEO of Volta last month. The Board has commenced a formal search for a permanent CEO.

Hastings is a revenue executive with two decades of experience building innovative business models and driving transformational growth for global companies such as iHeartMedia and Clear Channel Communications. Brandt currently leads Volta's advertising and charging solutions businesses to deliver measurable impact to top international brands, agency partners, commercial properties, and retail locations. Brandt has led Volta's strong revenue growth and expanded the company's site partner relationships significantly since joining the company in 2020.

"Brandt has been instrumental in building upon Volta's success and has an impressive track record in delivering growth for companies and their stakeholders," said Vince Cubbage, Co-Chair of the Board. "We have seen Brandt in action first hand and have the utmost confidence that his talents and leadership skills will drive results and accelerate Volta's business in this interim role."

"Volta is a strong company with immense opportunity as the world transitions to electric mobility," said Kathy Savitt, Co-Chair of the Board. "We want to thank Scott Mercer, who built this company with an incredible vision. As the Board conducts a complete and formal search for a permanent CEO, we are confident that Brandt will lead Volta's teams to realize the company's significant potential."

"Volta has a proven, unique business model that is well-positioned for growth," said Hastings. "I am excited to build on the company's vision and success, helping to accelerate a clean energy future that benefits all of our stakeholders."

About Volta Charging
Volta Inc. (NYSE: VLTA) is an industry-leading electric vehicle (“EV”) charging network powering vehicles and commerce. Volta’s vision is to build EV charging networks that capitalize on and catalyze the shift from combustion-powered miles to electric miles by placing stations where consumers live, work, shop, and play. By leveraging a data-driven understanding of driver behavior to deliver EV charging solutions that fit seamlessly into people’s daily routines, Volta’s goal is to benefit consumers, brands, and real-estate locations while helping to build the infrastructure of the future. As part of Volta’s unique EV charging offering, its stations allow it to enhance its site hosts’ and strategic partners’ core commercial interests, creating a new means for them to benefit from the transformative shift to electric mobility. To learn more, visit www.voltacharging.com.
Forward-Looking Statements
This press release includes forward-looking statements, which are subject to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as "feel,” “believes,” expects,” “estimates,” “projects,” “intends,” “should,” “is to be,” or the negative of such terms, or other comparable terminology and include, among other things, statements regarding Volta’s strategy and other future events that involve risks and uncertainties. Such forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, which could cause actual results to differ materially from the forward-looking statements contained herein due to many factors, including, but not limited to: intense competition faced by Volta in the EV charging market and in its content activities; the possibility that Volta is not able to build on and develop strong relationships with real estate and retail partners to build out its charging network and content partners to expand its content sales activities; market conditions, including seasonality, that may impact the demand for EVs and EV charging stations or content on Volta’s digital displays; risks, cost overruns and delays associated with construction and installation of Volta’s charging stations; risks associated with any future expansion by Volta into additional international markets; cost increases, delays or new or increased taxation or other restrictions on the availability or cost of electricity; rapid technological change in the EV industry may require Volta to continue to develop new products and product innovations, which it may not be able to do successfully or without significant cost; the risk that Volta’s shift to including a pay-for-use charging business model and the requirement of mobile check-ins adversely impacts Volta’s ability to retain driver interest, content partners and site hosts; the EV market may not continue to grow as expected; and the ability to protect its intellectual property rights; and those factors discussed in Volta’s Registration Statement on Form S-1, under the heading “Risk Factors,” filed with the Securities and Exchange Commission (the “SEC”), as supplemented by Quarterly Reports on Form 10-Q, and other reports and documents Volta files from time to time with the SEC. Any forward-looking statements speak only as of the date on which they are made, and Volta undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this press release.
Contacts:
•press@voltacharging.com
•IR@voltacharging.com